SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

250 WEST 57TH ST. ASSOCIATES L.L.C.

(Name of Subject Company)

250 WEST 57TH ST. ASSOCIATES L.L.C.

(Name of Person(s) Filing Statement)

Participation Units of LLC Member Interests

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Thomas N. Keltner, Jr.

Malkin Holdings LLC

One Grand Central Place

60 East 42nd Street

New York, New York 10165

(212) 850-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Arnold S. Jacobs, Esq.

Steven A. Fishman, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends the Schedule 14D-9 filed on December 31, 2012 relating to the tender offer by MPF Northstar Fund 2, LP, MPF Income Fund 26, LLC, MPF Income Fund 18, LLC, MPF Flagship Fund 14, LLC, MacKenzie Flagship Fund 15, LLC, MPF Dewaay Premier Fund 2, LLC, MPF Dewaay Premier Fund 4, LLC, MPF Flagship Fund 13, LLC, MPF Flagship Fund 10, LLC, MPF Blue Ridge Fund I, LLC, which are affiliated with MacKenzie Capital Management, LP (collectively, the “Offerors”) to purchase up to 30 $10,000 Participation Units at a purchase price equal to $100,000 per Unit in cash.

Item 9. Exhibits.

Item 9 is hereby amended by adding the following thereto:

(e)(12)	Agreement dated as of December 26, 2012 between Malkin Holdings LLC as supervisor of Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. and the Offerors

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

250 WEST 57TH ST. ASSOCIATES L.L.C.

By:	/s/ Peter L. Malkin
Peter L. Malkin, Member

By:	/s/ Anthony E. Malkin
Anthony E. Malkin, Member

Dated: January 31, 2013

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